Exhibit 12
RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal	Fiscal	Fiscal	Fiscal	Fiscal
(In thousands)	2003	2004	2005	2006	2007
(a) Earnings before minority interest and income taxes, plus fixed charges	989	2,888	8,058	8,652	13,028

(b) Total Fixed Charges (interest)	85	52	2,160	4,545	6,003

Ratio of Earnings to	11.64	55.54	3.73	1.90	2.17
Fixed Charges	to	to	to	to	to
(a)/(b)	1.0	1.0	1.0	1.0	1.0